UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
C-COR INCORPORATED RETIREMENT SAVINGS AND PROFIT SHARING PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

C-COR Incorporated
Retirement Savings And Profit Sharing Plan

Financial Statements
For The Years Ended
December 31, 2007 and 2006
&
Report Of Independent Registered
Public Accounting Firm
&
Supplemental Schedule

Page
Report Of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements Of Net Assets Available For Benefits	3

Statements Of Changes In Net Assets Available For Benefits	4

Notes to Financial Statements	5

Supplemental Schedule,

Schedule H, Line 4i – Schedule of Assets (Held At End Of Year)	14
EX-23.1 CONSENT OF PARENTE RANDOLPH, LLC

Report of Independent Registered Public Accounting Firm
C-COR Incorporated Retirement Savings and Profit Sharing Plan and
Board of Directors of ARRIS Group, Inc.:
We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Retirement Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Parente Randolph, LLC
Wilkes-Barre, Pennsylvania
June 27, 2008

C-COR INCORPORATED
RETIREMENT SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

Assets:
Investments, at fair value	$49,157,376	$43,771,831

Receivables:
Employee contributions	102	—
Employer contributions	134	—
Cash receivable from stock conversion (See Note 10)	158,943	—

Total assets	49,316,555	43,771,831

Liabilities	—	—

Net assets available for benefits	$49,316,555	$43,771,831

See accompanying notes to financial statements

C-COR INCORPORATED
RETIREMENT SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Interest income	$307,281	$278,688
Net appreciation in fair value of investments	2,525,610	6,232,405

Net investment income	2,832,891	6,511,093

Contributions:
Employer	2,320,790	2,070,988
Employee	3,683,223	3,251,713
Rollover	181,781	408,403

Total contributions	6,185,794	5,731,104

Transfer from C-COR Network Services 401(k) Plan	1,836,228	—

Total additions	10,854,913	12,242,197

Deductions from net assets attributed to:
Distributions	5,286,902	7,534,214
Administrative expenses	23,287	29,141

Total deductions	5,310,189	7,563,355

Net increase	5,544,724	4,678,842

Net assets available for benefits:
Beginning of year	43,771,831	39,092,989

End of year	$49,316,555	$43,771,831

See accompanying notes to financial statements

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
1. Description Of Plan
The following brief description of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR Incorporated, (the “Company”) or (“C-COR”), and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On December 14, 2007, C-COR was acquired by ARRIS Group, Inc. (“ARRIS”). As a result of the acquisition, the shares of C-COR common stock held in participant accounts were converted into a combination of cash and shares of ARRIS common stock. The conversion of C-COR shares into ARRIS shares is further explained in Note 10. Pursuant to the acquisition, the Plan has been “frozen” with regards to future contributions. The last contributions to the Plan were made in December 2007. Participant loan repayments continued to be made during 2008.
Contributions
Employee Directed Contributions
Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-highly compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and highly compensated (“HC”) participants may reduce their compensation by 1% to 16% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, Company common stock and an insurance investment contract as investment options for participants. Contributions are subject to certain limitations.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
Employer Matching Contributions
The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. In 2007 and 2006, the Plan was declared a “safe harbor” Plan and the match was equal to one dollar for each dollar contributed up to 6% of eligible compensation.
Employer Discretionary Contributions
Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions for 2007 or 2006.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant’s account is charged with an allocation of the funds’ administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Beginning with Plan year 2003, participants are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. For years prior to 2003, participants become vested in the employer’s contribution portion of their account according to the following schedule:

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements

PERCENT
YEARS OF CREDITED SERVICE	VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%
For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred assets.
Participant Loans
Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.00% at December 31, 2007 and 2006, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.
Payment Of Benefits
Benefits under the Plan are paid upon separation from service, death, disability, or retirement in a lump sum, cash installments, or Company stock, as defined. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.
The Plan allows automatic lump-sum distributions if the present value of the participant’s vested account balance is less than $1,000.  The participant must consent to the distribution if the present value is more than $1,000.
Forfeited Accounts
Nonvested employer matching contributions and nonvested employer discretionary contributions that are forfeited are used to offset employer contributions and administrative expenses. In 2007, employer contributions were reduced by $144,845 and administrative expenses were reduced by $4,588 from forfeited nonvested accounts. Employer contributions were reduced by $70,084 from forfeited nonvested accounts during 2006. Nonvested forfeitures at December 31, 2007 and 2006 were $3,089 and $44,900, respectively.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
2. Summary Of Significant Accounting Policies
Basis Of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Risks And Uncertainties
The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Use Of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
FSP AAG INV-1 and SOP 94-4-1
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contract. The adjustment of the fully benefit-responsive investment contract from fair value to contract value was $0 for 2007 and 2006, as the fair value as determined by the investment manager was equal to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
Application Of Accounting Standard
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority.  Measurement of the tax uncertainty occurs if the recognition threshold has been met.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  FIN 48 is effective for annual periods beginning after December 31, 2007.  There is no effect on the Plan.
Investment Valuation And Income Recognition
The Plan’s investments are stated at fair value. The Plan’s pooled separate accounts are valued at estimated fair value based on the net unit value as determined by Prudential Retirement Insurance and Annuity Company (“Prudential”), the custodian of the Plan. ARRIS and C-COR common stock are stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which approximates fair value. The guaranteed investment contract, a declared rate fund, is valued at contract value which equals fair value as determined by the investment manager. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis of accounting.
Payment Of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements.  Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  The Plan has not determined the impact of adopting SFAS 157 and FSP FAS 157-2.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value.  SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Plan is currently assessing the impact the adoption of SFAS No. 159 will have on the financial position and results of operations.
3. Investments
The following table presents investments at December 31, 2007 and 2006. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2007		2006
Investments at fair value:
Pooled separate accounts:
Dryden S&P 500 Index	$4,247,668		$4,016,214
T. Rowe Price Equity Income ADV SH	4,125,366		3,848,702
Artisan Partners Mid Cap Growth	3,836,150		2,812,604
Prudential Lifetime Balanced	3,172,973		2,699,214
Oppenheimer Global	3,130,071		2,768,667
Turner Investment Large Cap Growth	2,791,959		2,237,439
Prudential Lifetime Growth	2,641,068		1,718,382	*
MEA Small Cap Value	2,073,137	*	2,283,507
Other	12,521,146		10,395,272
Participant loans	556,557	*	523,120	*

	39,096,095		33,303,121
Investment at quoted fair value,
ARRIS common stock	2,314,172	*	—
C-COR common stock	—		3,405,350

Investment at contract value, which equals fair value,
Guaranteed Income Fund	7,747,109		7,063,360

Total investments	$49,157,376		$43,771,831

*	Denotes less than 5% of Plan assets for the respective Plan Year.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

	2007	2006
Investments at estimated fair value,
Pooled separate accounts	$2,324,236	$4,100,975

Investment at quoted fair value,
Common stock	201,374	2,131,430

Net appreciation in fair vaIue	$2,525,610	$6,232,405

4. Investment Contract with Insurance Company
The Plan has a benefit-responsive investment contract with Prudential, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2007 and 2006 was $7,747,109 and $7,063,360, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. The average yield of the guaranteed income contract was 3.70% and 3.30% and in 2007 and 2006, respectively. The crediting interest rate as of December 31, 2007 and 2006 was 3.70% and 3.50%, respectively. Interest rates are reviewed on a semi-annual basis for resetting.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in employer contributions prior to January 1, 2003, and any forfeitures in the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.
6. Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated February 15, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC.
7. Related-Party Transactions
Plan investments include units of pooled separate accounts and a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.
8. Plan Administrative Expenses
Certain administrative expenses for the Plan are paid by the Company and from the forfeiture account.

C-COR Incorporated
Retirement Savings And Profit Sharing Plan
Notes To Financial Statements
9. Transfer To Plan
During 2007, a plan-to-plan transfer of assets occurred based on the June 2007 sale of a portion of C-COR Network Services, Inc. The transfer was completed in December 2007. The amount transferred to the Plan was $1,836,228.
10. Stock Conversion
On December 14, 2007, ARRIS completed its acquisition of 100% of the outstanding shares of C-COR. As a result, pursuant to the Agreement and Plan of Merger each issued and outstanding share of C-COR common stock held in participant accounts was converted into the right to receive $0.688 in cash and 1.0245 shares of ARRIS common stock (plus additional cash in lieu of any fractional shares). The shares held by participants evidenced the rights acquired in the acquisition as of December 14, 2007 through the date of conversion. At December 31, 2007, these rights were valued on a per share basis using the respective exchange ratio for the combination of cash and shares. The rights represented by shares of ARRIS common stock were valued using the quoted market price of ARRIS common stock at December 31, 2007; whereas the rights of the cash component were recorded at a fair value of $0.688 per common share and reflected as a receivable to the Plan at December 31, 2007.
Subsequently in January 2008, the conversion of C-COR common stock held by participants was completed.

C-COR INCORPORATED
RETIREMENT SAVINGS AND PROFIT SHARING PLAN
EIN: 24-0811591 PLAN NUMBER: 003
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)		(b)	(c)	(d)	(e)
					Current
		Identity of Issue	Description of Investment	Cost	Value

	*	ARRIS, Group, Inc.	Common stock	N/R	$2,314,172

	*	Prudential Retirement & Investment Services	Guaranteed Investment Contract,
	*		Guaranteed Income Fund	N/R	7,747,109
			Pooled Separate Accounts:
	*		Dryden S&P 500 Index	N/R	4,247,668
	*		T Rowe Price Equity Income ADV SH	N/R	4,125,366
	*		Artisan Partners Mid Cap Growth	N/R	3,836,150
	*		Prudential Lifetime Balanced	N/R	3,172,973
	*		Oppenheimer Global	N/R	3,130,071
	*		Turner Investment Partners Large Cap Growth	N/R	2,791,959
	*		Prudential Lifetime Growth	N/R	2,641,068
	*		American Century Equity Income	N/R	2,172,308
	*		MEA Small Cap Value	N/R	2,073,137
	*		TimesSquare Small Cap Growth	N/R	1,782,174
	*		American Century International Growth	N/R	1,584,137
	*		Oakmark Equity and Income	N/R	1,578,075
	*		Columbia International Value	N/R	1,377,686
	*		Prudential Lifetime Conservative	N/R	883,817
	*		Core Bond Enhanced Index	N/R	836,274
	*		Templeton Growth	N/R	827,495
	*		Prudential Lifetime Aggressive	N/R	726,537
	*		Self Directed Brokerage	N/R	300,933
	*		Prudential Short-Term Bond	N/R	186,617
	*		Turner Investment Partners Balanced	N/R	119,440
	*		Prudential Lifetime Income & Equity	N/R	87,210
	*		American Century Real Estate I	N/R	31,598
	*		Integrity Mid Cap Value	N/R	26,845

	*	Participant Loans	Participant loans with various rates of interest from 5.00% to 10.00%	—	556,557

			Total		$49,157,376

*	Parties-in-interest, as defined by ERISA

N/R	— Participant directed investment; cost not required to be reported
See accompanying notes to financial statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC.
C-COR INCORPORATED RETIREMENT SAVINGS AND PROFIT SHARING PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ LAWRENCE A. MARGOLIS
Lawrence A. Margolis
Executive Vice President, Strategic Planning, Adminstration, and Chief Counsel

Dated: June 27, 2008